C & J ENERGY SERVICES, INC. HEADQUARTERS 3990 Rogerdale Rd. • Houston, TX 77042 Phone: (713) 260-9900 • Fax: (713) 260-9981

August 7, 2014

Mr. Karl Hiller

Mr. Joseph Klinko

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	C&J Energy Services, Inc.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 27, 2013

Response Letter dated June 23, 2014

File 001-35255

Ladies and Gentlemen:

Set forth below are the responses of C&J Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to additional comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2014, and further additional comments received telephonically on Tuesday, August 5, 2014, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2013, File No. 001-35255, filed with the Commission on February 27, 2013 (the “Form 10-K”). We thank the Commission for the additional guidance and clarification provided telephonically on Tuesday, August 5, 2014.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for the Fiscal Year ended December 31, 2013 unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2013

Management’s Discussion and Analysis, page 34

Our Operating Segments, page 36

1.	We note that you have not complied with prior comments one and two, regarding your disclosures about horsepower, capacity and utilization. You state that references to utilization are intended to correlate with revenue generating activity and that you do not consider idle units to be utilized. However, rather than propose clarifying disclosures, you have decided to remove the activity-related measures “number of fracturing stages performed” and “number of jobs performed for coiled tubing services,” reasoning that you do not have “an accurate and reliable method” of calculating utilization.

We see that you have emphasized and quantified capacity and the results of efforts to increase capacity or deploy capacity in your disclosures and investor presentations. We also note that on page 8 of your website presentations “Citi Global Energy and Utilities Conference” of May 13,

United States Securities and Exchange Commission

August 7, 2014

2014, and “Wells Fargo Exploration and Production Forum” of March 6, 2014, you emphasize various facets of your operational model and operating efficiencies, including a focus on “24-hour operations,” “more pumping hours per month,” and “less redundant pumping capacity boosts utilization.” On page 9 of your annual report, you discuss the “minimum utilization requirements” contained in legacy contracts, and the implications of losing significant customers relative to your ability to redeploy equipment at “similar utilization levels.”

We continue to believe that you will need to clarify disclosures about horsepower, capacity and utilization. We understand your revenues are correlated with utilization based on hours, using either minimums or actual hours of operating the equipment, depending on the contract. We also understand that when equipment is dedicated to a project, you refer to horsepower deployed, and that this corresponds to a reduction in undeployed capacity which you measure in terms of horsepower. Given the foregoing, it appears that you could reasonably address the utilization aspect of capacity in terms of either horsepower deployed or revenue-generating hours using percentages. Please submit the disclosures that you propose. We reissue prior comments one and two.

RESPONSE:

We acknowledge the Commission’s comments and respectfully advise the Commission that in future filings we will expand upon our disclosures regarding capacity and utilization when we discuss our hydraulic fracturing, coiled tubing and wireline services, as well as our disclosures regarding horsepower when we discuss our hydraulic fracturing services, to more clearly define what those terms mean and how they apply to the management of our business, as further detailed below. Set forth below is an illustration of the proposed disclosure by service line, which we believe is consistent with the Commission’s comments, as further clarified telephonically on Tuesday, August 5, 2014, which we propose to include in future filings. We intend to provide this additional disclosure commencing with our Quarterly Report on Form 10-Q filing for the quarter ended September 30, 2014.

1. Hydraulic Fracturing

As discussed with the Commission telephonically on Tuesday, August 5, 2014, historically, most of our hydraulic fracturing services were performed under long-term “take-or-pay” contracts (the “legacy contracts”), the last of which expired in February 2014. Under these legacy contracts, customers were typically obligated to pay on a monthly basis for a specified number of hours of service (which we referred to as “minimum utilization requirements”), whether or not any of those services were actually used. To the extent customers used more than the minimum utilization requirement, we would be paid a pre-agreed amount for the provision of such additional services.

As a result of the contract structure of our legacy contracts, we had a dedicated customer base using a specific amount of hydraulic horsepower (“HHP”) capacity in a concentrated geographic area requiring generally consistent types of hydraulic fracturing jobs (“Frac Job”), with consistent number and size of stages (a Frac Job can consist of one or more “Frac Stages”) on a monthly basis. These factors, coupled with the pricing arrangements and minimum utilization requirements of our legacy contracts, provided an element of predictability with respect to revenue and utilization. Therefore, at that time, we measured our utilization by the total number of Frac Jobs and related stages completed by the contracted HHP capacity on a monthly basis, which provided a reliable indication of our revenue generating activity during a period.

United States Securities and Exchange Commission

August 7, 2014

As our legacy contracts expired over the course of 2013 and into 2014, our exposure to the spot market increased, which led to a more diversified customer base and a competitive pricing environment. At the same time, we were adding hydraulic fracturing equipment and expanding into new geographic markets. Industry trends and conditions also changed, in particular those affecting the number, size and complexity of Frac Stages / Frac Jobs, and the type and amount of consumables used per Frac Job. For example, during the first half of 2014, we saw a trend toward greater service intensity in some of our operating areas, which required larger volumes of consumables. These factors directly impact our operational and financial results, including utilization and pricing.

Put simply, given these factors, revenue from a Frac Job or from assets with similarly sized HHP capacity may vary significantly from formation to formation, from customer to customer and from period to period. In fact, we believe this variability in revenue generated per job and/or per assets is the primary reason why our competitors (who, to our knowledge and belief, have historically had more spot market exposure than we had prior to 2013) have not historically provided, and do not provide, specific definitions or measures of utilization (whether by hours operating, stages performed, Frac Jobs / Frac Stages completed, etc).

As noted above, earlier this year we determined that Frac Stages no longer provided an accurate, consistent or comparable measure of utilization, revenue generating activity or operation and/or financial performance across periods. As a result, we no longer intend to disclose Frac Stages going forward, as disclosed (prior to receiving the SEC’s initial comments to our Form 10-K by letter dated June 10, 2014) in our Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2014, File No. 001-35255, filed with the Commission on May 7, 2014.

However, we understand that because we reference horsepower, capacity and utilization when we discuss our hydraulic fracturing services, the Commission has requested that we expand upon those disclosures to more clearly define what those terms mean and how they apply to the management of our business. Accordingly, set forth below is an illustration of the proposed disclosure by service line, which we believe is consistent with the Commission’s as further clarified telephonically on Tuesday, August 5, 2014, which we propose to include in future filings. We intend to provide this additional disclosure commencing with our Quarterly Report on Form 10-Q filing for the quarter ended September 30, 2014.

As of [DATE OF REPORTING PERIOD END], we operated an aggregate [#] hydraulic horsepower (“HHP”) capacity[, having deployed [#] of incremental HHP capacity during the [PERIOD]]. HHP is a measure of the pressure pumping capabilities of a pressure pump unit and each of our pressure pump units has approximately 2,000 HHP of pressure pumping capacity.

We measure capacity for our hydraulic fracturing services based on the aggregate HHP in our hydraulic fracturing fleet that we have deployed, as the amount of HHP capacity that we have available for operations generally correlates to our ability to generate revenue. The HHP requirements for a hydraulic fracturing job varies widely based on numerous factors that are outside of our control, including the geological characteristics of the reservoir formation, the well structure and customer specifications. We have performed jobs with as little as 2,000 HHP, and jobs that have required as much as 44,000 HHP.

We generate revenue for the services provided and consumables (fluids and proppants) used in our hydraulic fracturing operations on a per job basis, which can consist of one or more fracturing stages. The number of fracturing stages, and the size and intensity of those fracturing stages, will vary significantly from job to job based on a number of factors, including the geological characteristics of the reservoir formation, the well structure and customer specifications. This

United States Securities and Exchange Commission

August 7, 2014

directly impacts the amount of HHP capacity and hours of services provided and volume of consumables used in a hydraulic fracturing job. We typically charge prevailing market prices per hour for our services and charge at cost plus an agreed-upon markup for consumables used. We may also charge fees for the mobilization and set-up of equipment, any additional equipment used on the job, and other miscellaneous consumables. Generally, these fees and other charges vary depending on the equipment, personnel and consumables required for the job, as well as competitive factors and market conditions in the region in which the services are performed. Given these variables, revenue and operating margins may vary substantially from job to job, from customer-to-customer and from month-to-month.

We measure our activity levels, or utilization, by the total number of days that our aggregate HHP capacity works on a monthly basis. We generally consider our HHP capacity to be working such days that it is at or in transit to a job location, regardless of the number of hours worked or whether it generated any revenue during such time. Our management team monitors this measure of asset utilization for purposes of assessing our overall activity levels and customer demand and efficiently allocating our assets. However, asset utilization is not indicative of our financial and/or operational performance and should not be given undue reliance. During the [PERIOD], our aggregate HHP capacity was approximately [#]% utilized, based on a 30 calendar day month.

Our operating strategy includes maintaining high asset utilization levels to maximize revenue generation, which is why we have focused on those markets requiring significant pumping services, substantial HHP capacity, and large volumes of consumables. Our hydraulic fracturing assets are concentrated in operating areas characterized by complex, technically demanding, service intensive work with higher horsepower requirements. We also target customers that favor 24-hour operations and multi-well pad drilling as part of our effort to maximize revenue generation. However, even if we are able to obtain a job-mix weighted towards greater revenue generating activities, this may not result in improved profitability. Given the cyclical nature of activity drivers in the U.S. land market areas coupled with the high labor intensity and costs of these services, operating margins can fluctuate widely depending on supply and demand at a given point in the cycle.

2. Coiled Tubing Services

We understand that because we reference capacity and utilization when we discuss our coiled tubing and other well stimulation services, the Commission has requested that we expand upon those disclosures to more clearly define what those terms mean and how they apply to the management of our business. Accordingly, set forth below is an illustration of the proposed disclosure for our coiled tubing services, which we believe is consistent with the Commission’s comments, as further clarified telephonically on Tuesday, August 5, 2014, which we propose to include in future filings. We intend to provide this additional disclosure commencing with our Quarterly Report on Form 10-Q filing for the quarter ended September 30, 2014.

As of [DATE OF REPORTING PERIOD END], we operated [#] coiled tubing units[, having deployed [#] new coiled tubing units during the [PERIOD]]. We measure capacity for our coiled tubing services primarily based on the total number of coiled tubing units that we have deployed, as the coiled tubing units that we have available for operations generally correlates to our ability to generate revenue.

United States Securities and Exchange Commission

August 7, 2014

We generate revenue for the services provided and consumables (such as stimulation fluids, nitrogen and coiled tubing materials) used in our coiled tubing operations on a per job basis. The type and amount of required services and service intensity will vary significantly from job to job based on a number of factors, including the geological characteristics of the reservoir formation, the well structure and customer specifications. We typically charge prevailing market prices per hour for our services and charge at cost plus an agreed-upon markup for any consumables used in performing our services. We may also charge fees for set up and mobilization of equipment, the personnel on the job and any additional equipment used on the job. Generally, these fees and other charges vary depending on the type of service to be performed and the equipment and personnel required for the job, as well as competitive factors and market conditions in the region in which the services are performed. Given these variables, revenue and operating margins may vary substantially from job to job.

We measure our activity levels, or utilization, for our coiled tubing services primarily by the total number of days that our aggregate coiled tubing units work on a monthly basis. We generally consider a coiled tubing unit to be working such days that it is at a customer job location, regardless of the number of hours worked or the amount of revenue generated during such time. Our management team monitors this measure of asset utilization for purposes of assessing our overall activity levels and customer demand and efficiently allocating our assets. However, asset utilization is not indicative of our financial and/or operational performance and should not be given undue reliance. During the [PERIOD], our coiled tubing services were approximately [#]% utilized, based on available working days per month, which excludes scheduled maintenance days.

3. Wireline Services

We understand that because we reference capacity and utilization when we discuss our wireline services, the Commission has requested that we expand upon those disclosures to more clearly define what those terms mean and how they apply to the management of our business. Accordingly, set forth below is an illustration of the proposed disclosure for our wireline services, which we believe is consistent with the Commission’s comments, as further clarified telephonically on Tuesday, August 5, 2014, which we propose to include in future filings. We intend to provide this additional disclosure commencing with our Quarterly Report on Form 10-Q filing for the quarter ended September 30, 2014.

As of [DATE OF REPORTING PERIOD END], we operated [#] wireline units [, having deployed [#] new wireline units during the [PERIOD]].

We measure capacity for our wireline services primarily based on the total number of wireline units that we have deployed, as the wireline units that we have available for operations generally correlates to our ability to generate revenue. We generate revenue for our wireline services on a per job basis at agreed-upon spot market rates. Wireline jobs are short-term in nature, typically lasting only a few hours to a few days.

We measure our activity levels, or utilization, for our wireline services primarily by the total number of days that our aggregate wireline units work on a monthly basis. We generally consider a wireline unit to be working such days that it is at or in transit to a job location, regardless of the number of hours worked or whether it generated any revenue during such time. Our management team monitors this measure of asset utilization for purposes of assessing our overall activity levels and customer demand and efficiently allocating our assets. However, utilization is not indicative of our financial and/or operational performance and should not be given undue reliance. During the [PERIOD], our wireline services were approximately [#]% utilized, based on a 30 calendar day month.

United States Securities and Exchange Commission

August 7, 2014

Financial Statements

Note 1 – Organization, Nature of Business and Summary of Significant Accounting Policies, page 63

2.	We note that you have not complied with prior comment three, pertaining to the various subsidiaries that are missing from your list in Exhibit 21, as you believe that the unnamed subsidiaries if considered in the aggregate as a single subsidiary would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. Please clarify whether in formulating your view you have also determined that none of the subsidiaries omitted are subject to regulation by another Federal agency, and if so, submit a representation to this effect. Otherwise, we reissue prior comment three.

RESPONSE:

We note the Commission’s comment and respectfully advise the Commission that, in our future filings on Form 10-K, commencing with the Annual Report for Form 10-K for the fiscal year ended December 31, 2014, we will include C&J International B.V. and C&J International Middle East FZCO on Exhibit 21 required to be filed therewith.

Form 8-K filed June 26, 2014

Exhibit 99.1

3.	We note that you have entered into a definitive agreement to merge with the Completion and Production Businesses of Nabors Industries Ltd. in the United States and Canada, and that your shareholders will own 47% of the emerging consolidated entity, while shareholders of Nabors Industries Ltd. will own 53%. You state that the C&J Energy Services name and management team will be retained, and that your CEO will be the chairman of a seven-member board of directors. Tell us how you plan to account for the merger, and provide the analysis that you performed in identifying the accounting acquirer. Also identify any public correspondence in which you have alerted shareholders of your intent in this regard, or have otherwise addressed the extent to which shareholders should expect continuity in your financial reporting subsequent to the merger. If there has been none, please explain your reasons for the delay.

RESPONSE:

We note the Commission’s comment and, as discussed with the Commission telephonically, we are working with Nabors Industries Ltd. to finalize our position and we intend to submit a letter to the Office of the Chief Accountant (the “OCA”) detailing our plan and analysis in respect of accounting for the merger, and requesting the OCA’s concurrence with that plan and analysis. Accordingly, we have not alerted shareholders of our intent in this regard in order to ensure consistency in the stream of information provided.

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United States Securities and Exchange Commission

August 7, 2014

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Stephen M. Gill of Vinson & Elkins L.L.P. at (713) 758-4458 or sgill@velaw.com.

Very truly yours,

C&J ENERGY SERVICES, INC.

By:	/s/ Randall C. McMullen, Jr.
Name:	Randall C. McMullen, Jr.
Title:	President and Chief Financial Officer

Enclosures

cc: Stephen M. Gill, Vinson & Elkins L.L.P.